January 20, 2009

Mr. Terence O’Brien,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F. Street, N.E.,

Washington, D.C. 20549.

Re:	Ternium S.A.

Form 20-F for the Fiscal Year Ended December 31, 2007

Filed June 25, 2008

Form 6-K as of August 5, 2008

Filed August 6, 2008

File No. 001-32734

Dear Mr. O’Brien:

Set out below are the responses of Ternium S.A. (“Ternium” or the “Company”), to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated October 31, 2008, to Mr. Daniel Novegil, the Company’s Chief Executive Officer (the “Initial Comment Letter”) and to the Staff’s letter dated December 19, 2008. As discussed with the Staff, the Company first received the Initial Comment Letter through Sullivan & Cromwell LLP on December 15, 2008.

This letter contains the Company’s responses to comments 6, 7, 8 and 9 in the Initial Comment Letter. As you know, the Company has responded to comments 1, 2, 3, 4, 5 and 10 in the Initial Comment Letter under a separate response letter of Sullivan & Cromwell LLP dated December 23, 2008 (which was resubmitted by the Company without substantive revision at the Staff’s request on January 5, 2009). In addition, the Company has responded to all of the Staff’s comments set forth in its letter dated January 5, 2009 in a separate response letter dated the date hereof.

The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all page references are to the corresponding page in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2007 (the “Form 20-F”), or the Company’s Form 6-K as of August 5, 2008 (the “Form 6-K”), as applicable.

Form 6-K as of August 5, 2008

6.

We note you had negative cash flows of $42.9 million as of June 30, 2008, as compared to cash inflows of $520.7 million as of June 30, 2007. Your analysis attributes this material decline to the higher cost of inventory and higher volume of raw materials and goods in process, as well as to an increase of trade receivables as a result of higher prices. Please tell us and quantify the contributing factors driving the higher inventory cost and higher volume of raw materials and goods in process. In future filings please provide a more robust discussion of material changes in your liquidity. Specifically, please discuss and quantify key drivers contributing to material increases or decreases in working capital. Furthermore, please address whether management expects higher costs of inventory and other factors to continue to have a negative impact on liquidity in future periods.

R:	The Company supplementally advises the Staff that the decline in its cash flow for the six-month period ended June 30, 2008, as compared to its cash flow for the six-month period ended June 30, 2007, is primarily attributable to variations in income from continuing operations and working capital, as shown below.

	For the six months ended June 30, (U.S. $ million)
	2008	2007
Income from continuing operations	$822.5	$247.8
Changes in working capital	(940.8)	144.7
Others	75.4	128.2
Net cash (used in) provided by operating activities	$(42.9)	$520.7

The increase in income from continuing operations in the first half of 2008 (U.S. $822.5 million), as compared to the first half of 2007 (U.S. $247.8 million), was mainly attributable to higher steel prices and the consolidation of Grupo Imsa’s results of operations, which were partially offset by higher raw material, energy and labor costs.

The U.S. $144.7 million decrease in working capital during the first half of 2007 was mainly due to an inventory reduction in connection with maintenance stoppages at some facilities and higher trade payables, partially offset by higher trade receivables. In turn, the U.S. $940.8 million increase in working capital during the first half of 2008 was primarily attributable to higher inventory costs and higher volumes of raw materials and goods in process, as shown below.

	Change (in the first half of 2008) (U.S. $ million)
	Price	Volume	Total
Finished Goods	$76.3	$12.2	$88.5
Goods in process	267.1	194.9	462.0
Goods in transit	53.5	12.6	66.1
Raw materials and supplies	122.4	59.6	181.9

Total	$519.3	$279.3	$798.6

The Company supplementally advises the Staff that the higher inventory costs and higher volumes of raw materials and goods in process in the first half of 2008 were primarily attributable to higher input prices and increased demand. In particular, during this period, the Company managed its inventory levels in Mexico with a view towards satisfying anticipated increased customer demand and preventing the Company from missing out on sales opportunities. This upward trend reversed in the last quarter of 2008, generally as a result of the global crisis. In that context, the Company began to implement a de-stocking process, with inventory levels decreasing as finished goods were sold and raw materials and supplies were replaced at a slower rate than before.

The Company acknowledges the Staff’s comment. In future filings, the Company will discuss and quantify the key drivers contributing to material increases or decreases in working capital, and whether management expects higher costs of inventory or other factors to have a negative impact on liquidity in future periods.

7.	Please tell us whether the Sidor assets were written off as of September 30, 2008. In this regard, it appears that IAS 36 requires an impairment assessment given that the subsidiary was seized by the government on July 12, 2008. We also note that Decree Law 6058 authorizes the government to formally expropriate the shares of the subsidiary and for all disputes to be submitted to Venezuelan courts. If the government has asserted ownership and control over business, it is not clear whether there is a reasonable basis for you to reflect this business as an asset on your consolidated balance sheet. Further, given that the prospect of any compensation is entirely contingent on future negotiations with the government, and given the uncertainty about whether the government will consider the reference treaties and international laws, it appears that potential recoveries should be accounted for as contingent asset pursuant to paragraphs 31-35 of IAS 37. Please clarify for us how you have applied IAS 36, IAS 37, and any other applicable accounting guidance in regards to this issue.

R:	The Company advises the Staff that the Sidor assets were not written off as of September 30, 2008, and that as of that date, as was the case also at June 30, 2008, the Sidor assets were accounted for as an “available-for-sale investment.”

Further to several threats of nationalization and various adverse interferences with management of Sidor over the preceding years, in April 2008 the Venezuelan government announced the nationalization of Sidor – an event that, together with various actions taken towards that end, would cause the Company to lose control over Sidor. The most significant of these actions and events are described in the Form 20-F. Thus, the process by which Sidor was “seized by the government” (using the Staff’s words) was already in place before July 12, 2008. Accordingly, after giving due consideration to paragraphs 4 and 21 of IAS 27 and following the guidance set forth in paragraph 30 of IAS 27, Ternium stopped consolidating Sidor as of April 1, 2008, and as of that date recorded its investment in common shares of Sidor as a financial asset in accordance with IAS 39. The Company also concluded that there were no grounds for booking an impairment loss. The Company notes that the impairment assessment prescribed by IAS 36 is not applicable to financial assets that are within the scope of IAS 39, which has its own impairment test.

The Company classified its interest in Sidor as an “available-for-sale” investment because the Company believes that its interest in Sidor does not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and that such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets. Consistent with that treatment:

•

the cost on initial measurement of the Sidor financial asset was its carrying amount (see paragraphs 31 and 32 of IAS 27). Any subsequent re-measurement of the Sidor financial asset will depend on the classification of the Company’s investment in Sidor in accordance with IAS 39; and

•

any difference between the carrying amount and the fair value at each reporting date is recognized directly in equity, through the statement of changes in equity, except for impairment charges, foreign exchange gains/losses and the application of the effective interest method (see paragraph 55(b) of IAS 39).

The Company supplementally advises the Staff that at the date of issue of its September 30, 2008 financial statements and as of the date of this letter, the Company formally continued to be the record holder of shares representing 59.73% of Sidor’s share capital and there had been no formal or mandatory transfer of title to the shares in favor of Venezuela. The Company further advises the Staff that it has not become aware of any indicators that would suggest that the carrying amount of the “available-for-sale” financial asset recorded at each of June 30, 2008 and September 30, 2008 might not be fully recoverable. Accordingly, no impairment charge is required.

The Company respectfully disagrees with the Staff regarding the applicability of contingent asset accounting to the Company’s investment in Sidor. Contingent assets generally “arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the entity based on the occurrence or non-occurrence of a future event” (paragraph 32 of IAS 37). While the Company acknowledges that changes in the legal environment in which Sidor operates and the Company holds the Sidor investment are relevant to consideration of the appropriate carrying value of that investment, as provided under paragraph 61 of IAS 39, the Company, as stated above, formally continues to be the record holder of shares representing 59.73% of Sidor’s share capital.

Furthermore, the Company believes that, even if the Venezuelan government were eventually to effect a formal or mandatory transfer of title to the shares to Venezuela pursuant to Decree Law 6058, the “available-for-sale” classification under IAS 39 should be retained because the Company’s right to obtain a fair compensation for its shares qualifies for recognition as a financial asset under paragraph 11(c)(i) of IAS 32. In this regard, the Company respectfully disagrees that the matter of fair compensation is “entirely contingent upon future negotiations with the government of Venezuela”, or that the Company’s rights under applicable Venezuelan or international law or the enforcement thereof are dependent on their acceptance by the Venezuelan government. The Company’s right to receive fair compensation for its interest in Sidor is indisputable, as it is firmly supported by applicable Venezuelan domestic law as well as numerous applicable international treaties to which Venezuela is a party. Each such law or treaty expressly provides that the Company is entitled to receive fair or adequate and effective compensation for the shares.1

[1]	See, for example, Article 11 of the 1999 Venezuelan Foreign Investment Decree Law 356, which, among other things, (i) requires that fair compensation be paid to shareholders in case of an expropriation, with that compensation being equal to the fair value of the investment prior to the announcement of the expropriation, plus interest, and (ii) mandates the application of international law in case of an expropriation of foreign investments or investors.

Even more important, the Company’s right to receive fair compensation arises from several international treaties, including the following: (a) Article 4 of the 1998 Agreement between the Government of the Republic of Venezuela and the Belgium-Luxembourg Economic Union for the Promotion and Reciprocal Protection of Investments, which, among other things, requires the payment of adequate and effective compensation (corresponding to the real value of the investment) in the event of an expropriation; (b) Article 6 of the 1993 Agreement between the Government of the Republic of Venezuela and the Government of the Republic of Argentina for the Promotion and Reciprocal Protection of Investments (applicable in connection with the indirect investment in Sidor of the Company’s Argentine subsidiary Siderar), which, among other things, requires the payment of prompt, adequate and effective compensation in the event of an expropriation, equal to the market value of the investment; and (c) Article V of the 1995 Agreement between the Kingdom of Spain and the Republic of Venezuela for the Promotion and Reciprocal Protection of Investments (applicable in connection with the investment in Sidor of the Company’s Spanish subsidiary Amazonia), which, among other things, requires the payment of prompt, adequate and effective compensation (corresponding to the real value of the investment) in the event of an expropriation. In all cases the “real” or “market” value of the investment is to be determined before the expropriation took place or was announced, and compensation shall include interest.

The Company further notes that it is entitled to submit the dispute concerning the nationalization to arbitration administered by the International Centre for Settlement of Investment Disputes (ICSID) established by the Convention on the Settlement of Investment Disputes between States and the Nationals of Other States, and that any arbitration award by ICSID may be enforced against Venezuela.

The above discussion is without prejudice to the legal characterization of the measures under Venezuelan or international law, including with regard to the government’s control over Sidor and the de facto impact of the government’s measures over the Company’s interest in Sidor.

8.	In Note 12(iv) you separately disclose discontinued operations cash flow data as operating, investing, and financing activities and these cash flows are then aggregated into a single investing activities line item in the Cash Flow Statement. This presentation differs from the December 31, 2007 financial statements wherein the Cash Flow Statements reflected the discontinued operation cash flows in the operating, investing, and financing sections. Please clarify for us the basis for this change in presentation.

R:	The Company believes that the deconsolidation of Sidor beginning April 2008, and its related treatment as a discontinued asset, had a significant impact in its financial statements. Accordingly, the Company believes that the change in presentation to aggregate cash flow changes relating to the Sidor discontinued assets into a single line item in its Cash Flow Statement, together with a cross reference to a more detailed note (see note 12 (iv) to the condensed consolidated financial statements included in the Form 6-K), provides more meaningful information to investors.

The Company supplementally advises the Staff that in future filings it will change comparative information to conform with current year’s presentation.

9.	We note you report a gain of $138.8 million related to net foreign exchange transaction gains and change in fair value of derivative instruments for the six month period ended June 30, 2008. We understand that the increase in net foreign exchange gains (an effect that is offset to a large extent by changes in Ternium’s net equity position) resulted primarily from the impact of the Mexican Peso appreciation on Ternium’s Mexican subsidiaries’ US dollar denominated debt. Please quantify for us the amount of gain recognized on the US dollar denominated debt of Mexican subsidiaries during the 6 months ended June 30, 2008. Tell us also the percentage change in the value of the Mexican currency during this period. Please also clarify for us how this gain was offset by other changes in your net equity position. These clarifications should also be considered for inclusion in future filings where material foreign gains and losses are reported.

R:	The Company respectfully notes to the Staff that the functional currency of the Company’s Mexican subsidiaries is the Mexican peso, while the Company’s presentation currency is the U.S. dollar. As of June 30, 2008 and December 31, 2007, the U.S. dollar-denominated debt of Ternium’s Mexican subsidiaries amounted to U.S. $ 2,769.7 million and U.S. $3,550.0 million, respectively. The change was attributable mainly to repayments of principal in an amount of U.S. $700 million. At each such date, the Mexican peso-U.S. dollar exchange rate was MXP10.28 per U.S. dollar and MXP10.87 per U.S. dollar, respectively, which represents a 5.4% appreciation of the Mexican peso against the U.S. dollar over the six-month period.

The U.S. $138.8 million gain related to net foreign exchange transaction gains and change in fair value of derivative instruments for the six-month period ended June 30, 2008, was attributable to gains in the amount of U.S. $164.3 million related to the impact of the Mexican peso appreciation on the Company’s Mexican subsidiaries’ U.S. dollar-denominated debt, which were partially offset by other foreign exchange losses and changes in the fair value of derivatives (recorded in accordance with paragraphs 28 and 29 of IAS 21) in an aggregate amount of U.S. $25.5 million.

The appreciation of the Mexican peso against the U.S. dollar over the six-month period gave rise to an increase in equity in the amount of U.S. $112.2 million (with an increase of U.S. $ 276.5 million attributable to other net assets being partially offset by the decrease of U.S. $ 164.3 million related to Ternium’s Mexican subsidiaries’ U.S. dollar-denominated debt), which, in accordance with paragraph 39(c) of IAS 21, was recognized as a separate component of equity.

The Company acknowledges the Staff’s comments and will consider these clarifications for inclusion in future filings where material foreign gains and losses are reported.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 293-6330 and by e-mail at risoleor@sullcrom.com. In his absence, please call Christina L. Padden at (212) 558-7930. She may also be reached by facsimile at (212) 558-3588 and by e-mail at paddenc@sullcrom.com.

Very truly yours,

/s/ Roberto Philipps
Roberto Philipps
Chief Financial Officer

cc:	Hagen Ganem
Tracey McKoy
Al Pavot
(Securities and Exchange Commission)

Daniel Novegil
(Ternium S.A.)

Cristian J. P. Mitrani
Diego E. Parise
(Mitrani Caballero Ojam Abogados)

Marcelo D. Pfaff
Marco Carducci
(PricewaterhouseCoopers)

Robert S. Risoleo
Christina L. Padden
(Sullivan & Cromwell LLP)